October 4, 2012

Erin E. Douglas
ALPS Fund Services, Inc.
1290 Broadway, Suite 1100
Denver, CO   80203

Re: The Principal Commercial Mortgage Backed Securities Income Fund
        File Numbers: 333-183789, 811-22742

Dear Ms. Douglas:

        We have reviewed the registration statement for The Principal Commercial Backed
Securities Income Fund (the "Fund") filed on Form N-2 on September 7, 2012. Our comments
are set forth below. The captions we use below correspond to the captions the Fund uses in its
registration statement.

General Comments

        1. Please supply the undersigned with copies of any exemptive application and any no
action request the Fund has submitted, or will submit, in connection with registration of its
shares.

        2. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
Securities Act of 1933 (the "1933 Act"). *See* Office of Investor Education and Assistance, U.S.
Securities and Exchange Commission, A Plain English Handbook (1998).

        3. Please advise the staff whether the Financial Industry Regulatory Authority has
reviewed and approved the terms of the underwriting agreement.

        4. If you intend to omit certain information from the form of the prospectus included
with the registration statement that is declared effective, in reliance on Rule 430A under the 1933
Act, please identify the omitted information to us, preferably before filing the final pre-effective
amendment.